Filed by Poema Global Holdings Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: September 17, 2021

September 16, 2021

10:30 AM – 10:39 AM ET

Transcript: Yahoo! Finance Live_Interview Horace Luke

[00:00:00]

FEMALE 1: The battery-making space has been heating up lately and one electric scooter and battery swapping company is set to become the latest to hit the public markets. Earlier today, Taiwanese startup Gogoro announced plans to list on the NASDAQ through a SPAC merger in a deal that would set the company's value at over $2 billion. That deal is set to close in the first quarter of 2022. And here to discuss more now is Horace Luke, founder, CEO, and chairman of Gogoro. And Horace, thank you so much for joining us today. I first want to ask, in terms of this deal, why now for going public?

HORACE LUKE: Thanks for having me on your show. We founded the company back in 2011 with the idea of making cities cleaner and better for the future generation. And it's really important to highlight how important two-wheelers are for Asian cities across the East here. Over 500 million vehicles are moving around every day. Over half of the individual commute miles done every day is on two-wheelers. We've been tackling this problem of transitioning to electric from the traditional ICE vehicle maker to now electric for the last several years here in Taiwan. We've been using Taiwan as a place for us to develop the technology, to refine our business model, and really prove it out. Before we started, it was less than 1% of the penetration into the vehicle space before Gogoro's swap and go infrastructure. And now after several years we have over 2,000 locations where people can swap in seconds. And at the same time, we now grew the market 1,000% to over 10% market share. In comparison, if you think about where Tesla is today, they're about 3.5% of the U.S. automotive market. And we've done a really phenomenal job building that. Within the EV space in Taiwan, in the market in Taiwan, we have 97% market share with our partners. We just announced big deals, big partnerships with the world's number one electric two-wheel maker Yadea, in China, which sold about 11 million vehicles last year. And then Dachangjiang, the largest ICE vehicle maker in China also as well, combined they have sold 12 million vehicles last year. And then also a deal with Hero Motocorp in India. All of which is really when you think about it it's like the android of EV. We make technology and we make the platform to enable our partners to really accelerate the transition to electric. And with those big deals announced, we're taking this next big step to go public to raise the necessary funds, to build the awareness, bring our company to a level where we can expand very, very quickly into these big territories.

MALE 1: Horace, there's only been six SPACs so far in the third quarter. The market has really slowed down since late last year. Why did you choose this structure?

HORACE LUKE: Well, you know, it's really interesting that you ask that. SPACs are designed for companies exactly like Gogoro. We have very solid revenues. We've been in business for many years. Combined between when we start to now, we have accumulated about slightly over $1 billion in revenue. We've been EBITDA positive since 2019. But our business model and our technologies, to be honest with you, is very, very comprehensive. It takes a little while to really understand vehicles that uses battery swapping as a mean of refueling. And then you're buying a vehicle but you're subscribing to the battery swapping as a service. That takes time. And when you usually go into an IPO process and you're doing a road show, you really get about 10-15 minutes to tell your story. But in our case, we have a complex partnership going into large markets. We really needed time to tell our story to really kind of get the investors to understand. And the good thing is, I think investment is like water. It flows to where the good fundamentals are. In this particular case, we're targeting $175 million pipe. We over subscribe to slightly over, $215 million. So we're going to upsize the pipe. It’s super exciting to have strategic partners, as well as existing investors. All the money that's going into the pipe is all primary. So it's a really exciting time. We've got really good reception in the market. And like you said, when there's only six, a company like ours with a good fundamental and good strong future really stand out.

September 16, 2021

10:30 AM – 10:39 AM ET

Transcript: Yahoo! Finance Live_Interview Horace Luke

MALE 1: Interesting that you noted that you are EBIDTA profitable. This year what will you do financially? What is your sales and profits? What does that look like and where are you expecting to grow over the next five years?

HORACE LUKE: You know, our biggest target right now immediately ahead of us is China. We'll launch in China in Q4 in Hangzhou and Wuxi quickly after that. And then about five or six cities immediately after that in 2022. The China opportunity is gigantic.

[00:05:00]

There is about 290 million vehicles. And because of the 2019 regulation that was in place to retire these acid battery vehicles that are very environmentally damaging to now lithium ion batteries, which are much more powerful, much more efficient, but looking for a solution very much like Gogoro's. Working with our partner, we're going to deploy into their portfolio and transform the portfolio from either the traditional gas vehicles or the plug-in charging vehicles are using lead acid, to now the swappable battery version. I now forecast, our forecast, in 2024, we're forecasting about 1.1 million units in China. When you look at that against our partners portfolio of this year about 20 million vehicles, we're really talking about 5% penetration into their portfolio, so quite conservative as how we're looking forward. But at the same time, we're very ambitious. I think China is very binary. Either it works and it really takes off and in our case we're working with the number one electric vehicle maker in China. Number one ICE vehicle maker in China. Number one in the world when it comes to Hero Motocorp. They're in 40 countries, who just celebrated, by the way, 100 million vehicles shipped. And then you put another aggressive target of another 100 million in just seven years using electric and clean energy. I think this partnership is really, really going to take off faster than we think.

FEMALE 1: You mentioned your expansion plans in China and India, which are of course both major markets, but do you see this model, when you think longer-term, working in the U.S. or North America or in any of these kinds of markets as well?

September 16, 2021

10:30 AM – 10:39 AM ET

Transcript: Yahoo! Finance Live_Interview Horace Luke

HORACE LUKE: You know, our focus right now is really in Asia where people—millions of people are living on top of each other. Where the challenges of traditional plug-in charging that takes a long time to get from low energy to high energy, our Swap & Go system just overcomes all of that with not only the usability of that, so that the consumer can go, not worry about range and not worry about where to go to get refuel. But also about cost economics too because you don’t have to buy the battery. Instead of paying for the battery when you buy the vehicle, you just don’t pay for that. So the vehicle actually is about the same cost and same price as the ICE vehicle that they're used to buying. But at the same time, they get transitioned to electric and then they pay for battery swapping as a service so that over time our customers are subscribers. And what's amazing about our model is that we're super sticky. The cohort stacks up year over year. We're very much like a hardware as a service business model. You sell the vehicle to get in and then over a lifetime of the vehicle, we acquire 100% of the hardware acquisition - revenue. So one for one over time, making that a very, very attractive revenue stream coming in, very, very sustainable and reoccurring kind of way. But I think never say never. I think for densely populated cities, we're targeting cities that where space and time is really hard to come by and that's where we're going to go after. Of course China, India, Southeast Asia, South America, those are of course really immediately in front of our periscope. But I think the cities around the world that are large and with lots of people living on top of each other that are looking for cleaner and better solutions, Gogoro is going to come their way.

FEMALE 1: Alright. Horace Luke, founder, CEO, and chairman of Gogoro. Thank you so much for joining us.

[00:08:50]

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally, its timing for introducing its battery swapping in China, the sources and uses of cash from the proposed transaction, any benefits of Gogoro’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and the timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global or Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.